EXHIBIT 12.2

PACIFICORP

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	Six Months Ended June 30,		Nine-Months Ended December 31,	Years Ended March 31,
	2007	2006	2006	2006	2005	2004	2003

Earnings Available for Fixed Charges:
Income from continuing operations	$204	$190	$161	$361	$252	$249	$142

Add (Deduct):
Provision for income taxes	86	93	86	199	169	144	97
Add:
Fixed charges	157	143	221	290	276	285	325
	243	236	307	489	445	429	422
Total earnings available for fixed charges	$447	$426	$468	$850	$697	$678	$564

Fixed Charges:
Interest expense	$154	$138	$215	$280	$267	$256	$270
Estimated interest portion of rentals charged to expense	3	5	6	10	9	10	7
Preferred dividends of wholly owned subsidiaries	—	—	—	—	—	19	48
Total fixed charges	$157	$143	$221	$290	$276	$285	$325

Ratio of earnings to fixed charges	2.8x	3.0x	2.1x	2.9x	2.5x	2.4x	1.7x